

May 3, 2012

Via E-mail
Gary Y. Kusumi
Chief Executive Officer
Affirmative Insurance Holdings, Inc.
4450 Sojourn Drive
Suite 500
Addison, Texas 75001

> **Re:** **Affirmative Insurance Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-50795**

Dear Mr. Kusumi:

We have reviewed your April 25, 2012 response to our verbal comments issued on March 28, 2012 and have the following comments. Other than referring to your Form 10-K for the year ended December 31, 2011 as it relates to our prior comments in connection with your Form 10-K for the fiscal year ended December 31, 2010, we have not otherwise reviewed it.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business
Regulatory Environment, page 11

1. You state that if the risk-based capital trend test was in place during 2011, you would not have met the thresholds of the test and that you believe that you will pass the test in 2012. Please provide us proposed revised disclosure to be included in future periodic reports that describes how deficient your ratios were when applying the risk-based capital trend test in 2011 and the steps you are taking in order to pass the this test in 2012.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

2. In your January 26, 2012 response letter, you indicate that you believed you would not pass step one of the goodwill impairment test "based on current premium production trends". We were unable to find a discussion of such trends in your MD&A discussion. Please provide us proposed revised disclosure to be included in future periodic reports addressing the reasonably likely material effects on operating results and cash flows of the trend in declining premium production. Refer to Item 303(A)(3)(ii) of Regulation S-K.

Critical Accounting Policies
Valuation of goodwill and other intangible assets, page 34

3. With respect to your April 25, 2012 response letter, we believe that you have inappropriately disregarded your own quoted market price in determining fair value and that your valuation methodology does not comply with generally accepted accounting principles, based on the following factors:

    *   You have not provided sufficient evidence to overcome the guidance in 350-20-35-22 indicating that the quoted market price is the best evidence of fair value and, if available, shall be used as the basis for the measurement of the fair value of a reporting unit;
    *   Your methodology does not maximize the use of relevant observable inputs, as required under ASC 820-10-35-36;
    *   You have not provided sufficient evidence to conclude that there has been a significant decrease in the volume and level of activity when compared with normal market activity, in accordance with ASC 820-10-35-51A; and
    *   You have not performed an evaluation of the appropriate control premium as discussed in ASC 350-20-35-23. Further, your assertion that your research did not yield a sufficient number of peer companies with similar control structures for purposes of evaluating a control premium appears inconsistent with your use of the peer company data approach in determining the fair value of your reporting unit.

    Accordingly, please revise your valuation methodology at December 31, 2010 and September 30, 2011 to comply with ASC 350 and provide us with the results.

    You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                         /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant